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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
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                       AMENDMENT NO. 3 TO SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                              DH TECHNOLOGY, INC.
                           (Name of Subject Company)

                              DH TECHNOLOGY, INC.
                      (Name of Person(s) Filing Statement)

                        Common Stock, without par value
                         (Title of Class of Securities)

                                    23290610
                     (CUSIP Number of Class of Securities)

                                WILLIAM H. GIBBS
                             Chairman of the Board
                            15070 Avenue of Science
                          San Diego, California  92128
                                 (619) 451-3485
                 (Name, address and telephone number of person
               authorized to receive notice and communications on
                   behalf of the person(s) filing statement)

                                   Copies to:

                           HENRY P. MASSEY, JR., ESQ.
                             STEVEN L. BERSON, ESQ.
                       WILSON SONSINI GOODRICH & ROSATI,
                            Professional Corporation
                               650 Page Mill Road
                        Palo Alto, California 94304-1050
                                 (415) 493-9300

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     This Amendment No. 3 amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9, dated July 16, 1997, filed by DH Technology, Inc. (the "Company") in connection with the offer by AX Acquisition Corporation to purchase no less than 6,500,000 and no more than 7,000,000 shares of Common Stock, without par value, of the Company. Unless otherwise indicated, all terms referred to herein shall have the same meaning as set forth in the Schedule 14D-9.


Item 8.  Additional Information to be Furnished.

     Item 8 is hereby amended to add the following paragraph:

     On August 13, 1997, the Company and Axiohm S.A. issued a joint press release, a copy of which is attached hereto as Exhibit (a)(10), announcing that, based on a preliminary count, a total of approximately 7,456,000 shares of the Company's Common Stock were tendered (including tenders by a notice of guaranteed delivery) by the expiration of the tender offer by AX Acquisition Corporation, an indirect wholly-owned subsidiary of Axiohm S.A., at midnight on August 12, 1997. Axiohm has advised the Company that it expects to purchase (through its subsidiary) 7,000,000 shares at the tender offer price of $25 per share, on a pro rata basis. Based on the preliminary count, approximately 94% of the shares validly tendered would be purchased.

     Axiohm has advised the Company that (i) the preliminary count is subject to final verification, (ii) the definitive proration factor is expected to be announced on August 20, 1997 and (iii) checks will be mailed to tendering shareholders promptly after such announcement.

Item 9.  Material to be Filed as Exhibits.

     Exhibit (a)(10)  --  Form of Press Release dated August 13, 1997.*

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*This document is being filed with the Securities and Exchange Commission and is not being mailed to the stockholders. Copies are available, however, upon written request to the Company at 15070 Avenue of Science, San Diego,
California, Attention:  Secretary.
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                                   SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 13, 1997            DH TECHNOLOGY, INC.



                                  By:/s/William H. Gibbs
                                     ---------------------------
                                        William H. Gibbs
                                        Chairman of the Board
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                                 EXHIBIT INDEX
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Exhibit No.                                                      Page No.
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   (a)(10)   --    Form of Press Release dated August 13, 1997